September 13, 2018

Feng Zhou
Chief Executive Officer
China SXT Pharmaceuticals, Inc.
178 Taidong Rd North, Taizhou
Jiangsu, China

       Re: China SXT Pharmaceuticals, Inc.
           Amendment No. 6 to Registration Statement on Form F-1
           Filed August 17, 2018
           File No. 333-221899

Dear Mr. Zhou:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended March 31, 2018 Compared to the Year Ended March
31, 2017
General and Administrative Expenses, page 45

1. We note your disclosure of the line item expenses within general and administrative expenses that increased from March 31, 2017 to March 31, 2018, however you do not explain the underlying reason(s) for the increases. For example, we note clinic consulting service expenses increased $240,334 in 2018 from 2017 but you do not disclose what
 Feng Zhou
China SXT Pharmaceuticals, Inc.
September 13, 2018
Page 2
      occurred in the Company's operations to cause the increase. Please revise to provide additional details concerning these line item increases.
Related Party Transactions, page 74

2. Please restore the related party transactions that occurred in the fiscal year ended March
      31, 2016. Please refer to the time periods required by Item 7.B of Form 20-F.
General

3. Please revise the registration statement throughout to update information as of the most recent practicable date. For example, we note the number of employees on page 62 and your principal shareholder information on page 72 is as of December 4, 2017.
        You may contact Christine Torney at (202) 551-3652 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-
3625 with any other questions.



                                                            Sincerely,
FirstName LastNameFeng Zhou
                                                            Division of
Corporation Finance
Comapany NameChina SXT Pharmaceuticals, Inc.
                                                            Office of
Healthcare & Insurance
September 13, 2018 Page 2
cc:       Joan Wu
FirstName LastName